Exhibit 21.1

ProCap Financial, Inc. Subsidiaries

1.	ProCap BTC, LLC, a Delaware limited liability company

2.	Columbus Circle Capital Corp I, a Cayman Islands exempted company, upon approval of the Domestication Proposal, a Delaware corporation